FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2022

FMI CAPITAL ADVISORS, INC.

Table of Contents

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMI Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Cook Street, Suite 900
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Huckaby	303-398-7265	Tim.Huckaby@fmicorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Ct	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMI Capital Advisors, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NEAL E. HILER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144007815
MY COMMISSION EXPIRES 02/18/2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORVIS

Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2022, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3, the "supplemental information" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

FORVIS, LLP

Asheville, NC
February 16, 2023

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2022

Assets:		
Cash and cash equivalents	$ 12,304,393	
Accounts receivable, less allowance for doubtful accounts of $49,608	312,731	
Other assets	249,805	
Due from related party	595,591	
Total assets		$ 13,462,520
Liabilities:		
Accounts payable	44,706	
Accrued compensation	4,682,581	
Unearned revenue	2,396,000	
Total liabilities		7,123,287
Stockholder's equity:		
Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	-	
Additional paid-in capital	177,249	
Retained earnings	6,161,984	
Total stockholder's equity		6,339,233
Total liabilities and stockholder's equity		$ 13,462,520

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2022

Revenues from contracts with customers		$ 30,788,204
Operating expenses:		
Salaries, compensation, and benefits	18,553,673	
General and administrative	5,733,665	
Sales and travel	1,255,037	
Total operating expenses		25,542,375
Operating income		5,245,829
Other income		112,175
Net income		$ 5,358,004

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder’s Equity
For the Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2021	275	$ -	$ 177,249	$ 6,803,980	$ 6,981,229
Distribution to Parent		-	-	(6,000,000)	(6,000,000)
Net income		-	-	5,358,004	5,358,004
Balance, December 31, 2022	275	$ -	$ 177,249	$ 6,161,984	$ 6,339,233

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities		
Net income		$ 5,358,004
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Accounts receivable	95,694	
Accrued compensation	(5,366,025)	
Accounts payable	40,061	
Unearned revenue	526,000	
Due from related party	821,164	
Due to related party	-	
Other assets	(118,025)	
Total adjustments		(4,001,131)
Net cash provided by operating activities		1,356,873
Cash flows from financing activities		
Distribution to Parent	(6,000,000)	
Total adjustments		(6,000,000)
Net cash used by financing activities		(6,000,000)
Net decrease in cash and cash equivalents		(4,643,127)
Cash and cash equivalents as of beginning of year		16,947,520
Cash and cash equivalents as of end of year		$ 12,304,393

See notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services to the engineering and construction, infrastructure, and the built environment. These services include: mergers and acquisitions, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation (Parent), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue from contracts with customers

The Company derives its revenues from providing investment banking services to its customers. Revenues are recognized when control of this service is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the service.

Disaggregation of revenue from contracts with customers – The Company has determined that all performance obligations are satisfied at a point in time. Revenue from contracts with customers can be disaggregated into engagement fees, success fees, and billable expenses.

Engagement fees are up-front non-refundable payment(s) due from a customer upon execution of an agreement, or sometime shortly thereafter. Engagement fees are recognized as revenue when the Company’s performance obligation has been satisfied, generally the completion of a transaction or the expiration of the contractual term. For agreements that do not have a contractual expiration, fees are recognized after twelve months, and no additional work is being performed on the transaction. For the year ended December 31, 2022, revenue from engagement fees was $2,531,488.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Success fees are payment(s) due from a customer based upon the consummation of an underlying transaction. Success fees may be payable at the time of transaction closing, or sometime thereafter. Success fees are recognized as revenue when the Company's performance obligation has been satisfied, and consideration amounts are knowable and not subject to significant reversal. For the year ended December 31, 2022, revenue from success fees was $28,105,002 .

Billable expenses are charges to customers for certain travel and other expenses incurred in accordance with contract terms. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2022, included in revenue is $151,714 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2022, the cost incurred and included in sales and travel expense approximated the related revenues.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including success fees based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that it a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Unearned revenue – Unearned revenue consists of engagement fees received where the performance obligation has not been met. As of December 31, 2022, unearned revenue was $2,396,000. The Company expects to recognize this balance as revenue as of the earlier of the expiration of the contractual term, the passage of twelve month with no activity related to a transaction, or consummation of a transaction. Revenue recognized during the year ended December 31, 2022, that was included in the unearned revenue balance as of December 31, 2021, was $1,820,000.

Accounts receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2022, management recorded an allowance for doubtful accounts of $49,608. Generally, the Company requires no collateral from its customers and does not assess finance charges on delinquent accounts.

Compensated Absences

The Company has not accrued a liability for accrued compensated absences as the amount of the liability is not significant at December 31, 2022.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were $253,937 for the year ended December 31, 2022.

Other income

The Company may derive income from sources not considered to be related to its core business and records this income as other income. For the year ended December 31, 2022, the Company recorded $112,175 of interest income on bank balances as other income.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2023, the date the financial statements were issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement (Agreement). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2022, included in general and administrative expenses was $2,705,907 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2022, the net amount of salary and benefits charged to the Parent by the Company was $440,717.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the industries described in Note 1 to the financial statements. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, and generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

Two customers accounted for approximately 30% of total revenue for the year ended December 31, 2022. Six customers accounted for approximately 72% of accounts receivable as of December 31, 2022.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (Plan) of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of eligible compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2022, an additional 5% discretionary contribution was made to each eligible participant account. Total employer contributions paid by the Company for the year ended December 31, 2022, was $804,357 and $151,753 of accrued employer contributions was included in accrued compensation at December 31, 2022.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations. The Company is charged for usage of the office space through the Agreement with the Parent.

On October 14, 2022, the Parent executed a 5-year, $5 million commercial loan for the purchase of Slate Partners, LLC, an investment banking firm located in Denver, Colorado, for which the Company signed a commercial guarantee. As of December 31, 2022, the outstanding balance of the loan owed by the Parent was $4,927,090. The Company expects the risk of having to make payments under this agreement to be remote.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2022 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $803,358 at December 31, 2022, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital, as defined, of $5,175,648, which was $4,372,290 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 2.328 to 1.

SUPPLEMENTAL INFORMATION

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, unearned revenue, accrued compensation	$ 7,123,287
Items not included in the statement of financial condition:	
Parent Loan Guarantee	4,927,090
Total Aggregate Indebtedness	$ 12,050,377
Net Capital	
Total stockholder's equity from statement of financial condition	$ 6,339,233
Less:	
Non-allowable assets	1,163,585
Net capital	$ 5,175,648
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or $6^{2/3}$ % of aggregate indebtedness)	$ 803,358
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 803,358
Excess net capital	$ 4,372,290
Percentage of aggregate indebtedness to net capital	232.8%

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2022.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the private placement of securities and capital formation, transaction and advisory services including investment banking activities and mergers and acquisition (M&A) consulting.

FMI Capital Advisors

FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) capital formation, transaction and (3) advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By: Tim Huckaby

Title: President

February 16, 2023

FORVIS

Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, NC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FMI Capital Advisors, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) the private placement of securities; (b) capital formation, transaction and (c) advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

FORVIS, LLP

Asheville, NC
February 16, 2023